Exhibit 99.2

Unaudited consolidated summary financial statements of Barclays Bank PLC as of, and for the year ended, 31 December 2012

Barclays Bank PLC is a wholly owned subsidiary of Barclays PLC, which is the Group’s ultimate parent company. The consolidated financial statements of Barclays Bank PLC and Barclays PLC are materially the same, with the key differences being that, in accordance with IFRS:

—	Preference shares issued by Barclays Bank PLC are included within share capital and share premium in Barclays Bank PLC but represent non-controlling interests in Barclays PLC.

—	Certain issuances of capital notes by Barclays Bank PLC are included within other shareholders’ equity in Barclays Bank PLC, but represent non-controlling interests in Barclays PLC.

—

The carrying value of Contingent Capital Notes (CCNs) is higher in the balance sheet of Barclays Bank PLC, which issued the notes, than it is in the Barclays PLC consolidated financial statements due to the different contractual rights and obligations of each. In the Barclays PLC consolidated financial statements, the CCNs are liabilities that are cancelled in the event that the consolidated CET 1 ratio falls below 7%. To Barclays Bank PLC, which has no ability to cancel the CCNs (which is effected by an automatic legal transfer of ownership from the holders to Barclays PLC), the coupon is higher than the market rate appropriate for a liability without the automatic transfer feature. This leads to the recognition of an initial fair value for the CCNS that is higher than par for Barclays Bank PLC. The difference between initial fair value and par is amortised over the period to the expected maturity of the notes. In its consolidated financial statements, Barclays PLC recognises the notes at par.

—

Barclays PLC shares held for the purposes of employee share schemes and for trading are recognised as available for sale investments and trading portfolio assets respectively within Barclays Bank PLC. Barclays PLC deducts treasury shares from shareholders equity.

More extensive disclosures are contained in the Barclays PLC Results Announcement (included as Exhibit 99.1 to this Form 6-K) for the year ended 31 December 2012, including risk exposures and business performance, which are materially the same as those for Barclays Bank PLC.

Accounting Policies

The Group has continued to apply the accounting policies used for the 2011 Annual Report.

A number of amendments to IFRS have been issued that are required to be applied from 1 January 2012. These amendments have not resulted in any changes to the Group’s accounting policies.

Going Concern

The Group’s business activities and financial position, the factors likely to affect its future development and performance, and its objectives and policies in managing the financial risks to which it is exposed and its capital are discussed in the Results by Business, Performance Management, Risk Management and Capital sections of the Barclays PLC Results Announcement.

The Directors confirm that they are satisfied that the Group has adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt the ‘going concern’ basis for preparing accounts.

Barclays Bank PLC – 2012 Results	1

Condensed Consolidated Income Statement

		Year Ended	Year Ended
Continuing Operations		31.12.12	31.12.11
	Notes	£m	£m

Net interest income		11,635	12,196
Net fee and commission income		8,582	8,622
Net trading income		3,028	7,738
Net investment income		663	2,322
Net premiums from insurance contracts		896	1,076
Net gain on disposal of investment in BlackRock, Inc.		227	-
Other income		108	1,169
Total income		25,139	33,123

Net claims and benefits incurred on insurance contracts		(600)	(741)
Total income net of insurance claims		24,539	32,382
Credit impairment charges and other provisions		(3,596)	(3,802)
Impairment of investment in BlackRock, Inc.		-	(1,800)
Net operating income		20,943	26,780

Staff costs		(10,447)	(11,407)
Administration and general expenses		(6,638)	(6,351)
Depreciation of property, plant and equipment		(669)	(673)
Amortisation of intangible assets		(435)	(419)
UK Bank Levy		(345)	(325)
Goodwill impairment		-	(597)
Provision for PPI redress		(1,600)	(1,000)
Provision for interest rate hedging products redress		(850)	-
Operating expenses		(20,984)	(20,772)

Profit/(loss) on disposals of undertakings and share of results of associates and joint ventures		140	(34)
Profit before tax		99	5,974
Tax		(483)	(1,928)
(Loss)/Profit after tax		(384)	4,046

Attributable to:
Equity holders of the parent		(723)	3,616
Non-controlling interest	1	339	430
(Loss)/Profit after tax		(384)	4,046

Barclays Bank PLC – 2012 Results	2

Condensed Consolidated Statement of Comprehensive Income

Continuing Operations	Year Ended 31.12.12	Year Ended 31.12.11
	£m	£m

(Loss)/Profit after tax	(384)	4,046

Other Comprehensive Income that may be recycled to profit or loss:
Currency translation differences	(1,578)	(1,607)
Available for sale investments	700	1,212
Cash flow hedges	662	1,263
Other	95	(74)
Other comprehensive income for the year	(121)	794

Total comprehensive income for the year	(505)	4,840

Attributable to:
Equity holders of the parent	(635)	5,041
Non-controlling interests	130	(201)
Total comprehensive income for the year	(505)	4,840

Barclays Bank PLC – 2012 Results	3

Condensed Consolidated Balance Sheet

Assets	Notes	As at 31.12.12 £m	As at 31.12.11 £m
Cash and balances at central banks		86,175	106,894
Items in the course of collection from other banks		1,456	1,812
Trading portfolio assets		145,030	152,183
Financial assets designated at fair value		46,061	36,949
Derivative financial instruments		469,146	538,964
Loans and advances to banks		40,898	46,792
Loans and advances to customers		425,729	431,934
Reverse repurchase agreements and other similar secured lending		176,956	153,665
Available for sale financial investments		75,133	69,023
Current and deferred tax assets		3,264	3,384
Prepayments, accrued income and other assets		4,357	4,560
Investments in associates and joint ventures		570	427
Goodwill and intangible assets		7,915	7,846
Property, plant and equipment		5,754	7,166
Retirement benefit assets		2,303	1,803
Total assets		1,490,747	1,563,402
Liabilities
Deposits from banks		77,010	91,116
Items in the course of collection due to other banks		1,573	969
Customer accounts		385,796	366,045
Repurchase agreements and other similar secured borrowing		217,342	207,292
Trading portfolio liabilities		44,794	45,887
Financial liabilities designated at fair value		78,280	87,997
Derivative financial instruments		462,468	527,798
Debt securities in issue		119,581	129,736
Accruals, deferred income and other liabilities		12,232	12,580
Current and deferred tax liabilities		1,336	2,092
Subordinated liabilities		24,422	24,870
Provisions		2,766	1,529
Retirement benefit liabilities		253	321
Total liabilities		1,427,853	1,498,232

Shareholders’ Equity
Shareholders’ equity excluding non-controlling interests		60,038	62,078
Non-controlling interests	1	2,856	3,092
Total shareholders’ equity		62,894	65,170

Total liabilities and shareholders’ equity		1,490,747	1,563,402

Barclays Bank PLC – 2012 Results	4

Condensed Consolidated Statement of Changes in Equity

	Called up Share Capital and Share Premium[1]	Other Reserves	Retained Earnings	Total	Non-controlling Interests[1]	Total Equity
	£m	£m	£m	£m	£m	£m

Balance at 1 January 2012	14,494	3,308	44,276	62,078	3,092	65,170
(Loss)/Profit after tax	-	-	(723)	(723)	339	(384)
Other comprehensive income net of tax:
Currency translation movements	-	(1,319)	-	(1,319)	(259)	(1,578)
Available for sale investments	-	656	-	656	44	700
Cash flow hedges	-	657	-	657	5	662
Other	-	1	93	94	1	95
Total comprehensive income for the year	-	(5)	(630)	(635)	130	(505)
Equity settled share schemes	-	-	717	717	-	717
Vesting of Barclays PLC shares under share-based payment schemes	-	-	(946)	(946)	-	(946)
Dividends on ordinary shares[1]	-	-	(696)	(696)	(229)	(925)
Dividends on preference shares and other shareholders’ equity	-	-	(465)	(465)	-	(465)
Other reserve movements	-	(4)	(11)	(15)	(137)	(152)
Balance at 31 December 2012	14,494	3,299	42,245	60,038	2,856	62,894

Balance at 1 January 2011	14,494	3,230	41,450	59,174	3,467	62,641
Profit after tax	-	-	3,616	3,616	430	4,046
Other comprehensive income net of tax:
Currency translation movements	-	(1,009)	-	(1,009)	(598)	(1,607)
Available for sale investments	-	1,218	-	1,218	(6)	1,212
Cash flow hedges	-	1,290	-	1,290	(27)	1,263
Other	-	18	(92)	(74)	-	(74)
Total comprehensive income for the year	-	1,517	3,524	5,041	(201)	4,840
Equity settled share schemes	-	-	838	838	-	838
Vesting of Barclays PLC shares under share-based payment schemes	-	-	(499)	(499)	-	(499)
Dividends on ordinary shares	-	-	(643)	(643)	(188)	(831)
Dividends on preference shares and other shareholders’ equity	-	-	(539)	(539)	-	(539)
Redemption of Reserve Capital Instruments	-	(1,415)	-	(1,415)	-	(1,415)
Other reserve movements	-	(24)	145	121	14	135
Balance at 31 December 2011	14,494	3,308	44,276	62,078	3,092	65,170

1	Details of share capital and non-controlling interests are shown on page 7.

Barclays Bank PLC – 2012 Results	5

Condensed Consolidated Cash Flow Statement

Continuing Operations	Year Ended 31.12.12 £m	Year Ended 31.12.11 £m

Profit before tax	99	5,974
Adjustment for non-cash items	12,266	7,280
Changes in operating assets and liabilities	(25,863)	17,300
Corporate income tax paid	(1,516)	(1,686)
Net cash from operating activities	(15,014)	28,868
Net cash from investing activities	(6,720)	(1,912)
Net cash from financing activities	(1,923)	(5,750)
Effect of exchange rates on cash and cash equivalents	(4,109)	(2,933)
Net (decrease)/increase in cash and cash equivalents	(27,766)	18,273
Cash and cash equivalents at beginning of the period	149,673	131,400
Cash and cash equivalents at end of the period	121,907	149,673

Barclays Bank PLC – 2012 Results	6

Notes

1.	Non-controlling Interests

	Profit Attributable to Non- controlling Interest		Equity Attributable to Non- controlling Interest
	Year Ended 31.12.12 £m	Year Ended 31.12.11 £m	Year Ended 31.12.12 £m	Year Ended 31.12.11 £m
Absa Group Limited	304	401	2,737	2,861
Other non-controlling interests	35	29	119	231
Total	339	430	2,856	3,092

The decrease in Absa Group Limited equity attributable to non-controlling interest to £2,737m (2011: £2,861m) is principally due to £247m depreciation of African currencies against Sterling and £194m of dividends paid, offset by retained profits of £304m.

2.	Dividends on Ordinary Shares

	Year Ended 31.12.12	Year Ended 31.12.11
Dividends paid during the year	£m	£m
Final dividend paid during year	344	288
Interim dividends paid during year	352	355
Total	696	643

Ordinary dividends were paid to enable Barclays PLC to fund its dividend to shareholders.

3.	Share Capital

Ordinary Shares

At 31 December 2012 the issued ordinary share capital of Barclays Bank PLC, comprised 2,342 million ordinary shares of £1 each (2011: 2,342 million).

Preference Shares

At 31 December 2012 the issued preference share capital of Barclays Bank PLC, comprised 1,000 Sterling Preference Shares of £1 each (2011: 1,000); 240,000 Euro Preference Shares of €100 each (2011: 240,000); 75,000 Sterling Preference Shares of £100 each (2011: 75,000); 100,000 US Dollar Preference Shares of US$100 each (2011: 100,000); and 237 million US Dollar Preference Shares of US$0.25 each (2011: 237 million).

Barclays Bank PLC – 2012 Results	7